Exhibit 7
                                           REALIGNMENT - NET IMPACT

                        Estimated
                        Labor Had       Estimated
                        Employees       Labor After     Billing
Electric                Not Been        Transfer of     Impact
Utility    No. of       Transferred     Employees       Increase          No. of       Annual Labor       Net Increase
Company    Employees     to AEPSC        to AEPSC      (Decrease)      Terminations     Reduction          (Decrease)
               (a)           (b)             (c)                            (d)            (e)

APCo           467      $25,706,441      22,760,234    (2,946,207)           231        12,189,583        ( 15,135,790)
CSPCo          264       19,526,952      10,768,574    (8,758,378)            89         4,969,217        ( 13,727,595)
I&M            224       12,170,411      13,079,099       908,688            281(f)     17,431,846(f)     ( 16,523,158)
KPCo            51        2,646,814       3,590,203       943,389             83         4,370,513        (  3,427,124)
KgPCo            4          341,387         605,885       264,498                                              264,498
OPCo(g)        526       24,425,702      33,836,577     9,410,875            386        20,418,110        ( 11,007,235)
WPCo             5          357,183         534,318       177,135                                              177,135

 TOTAL       1,541      $85,174,890     $85,174,890    $        0          1,070       $59,379,269        ($59,379,269)

(a) Employees transferred to Service Corporation from Electric Utility Companies after 12/15/96.
    Includes estimated 370 accounting personnel expected to be transferred by 2000.

                                    SERVICE CORPORATION EMPLOYEES
    12/31/94 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,064
    Transfers to Service Corporation from Electric Utility Companies . . 1,541 Net change due to nuclear transfers, expected and actual layoffs, terminations, retirements, etc.  . . . . . . . .  (406)
  After Realignment                                                      3,199

(b)  Estimated average 12 month wage.
(c) Based on March and April Service Corporation wage bills except for Northern and Southern Regional Service Organizations. Since these Organizations are traveling maintenance groups, their charges will vary, depending on the maintenance work performance. This schedule used the 1996 O&M budget for these groups to estimate 1996 billings. Billings will fluctuate between companies from year to year based on the maintenance work performed. For 1996, OPCo's O&M budget is expected to be higher than for some other years due to expected maintenance work to be performed by the Regional Service Organizations.
(d) Estimated Accounting, Power Generation and Nuclear Generation personnel terminations. Accounting terminations of approximately 180 personnel are expected to occur through 2000. Because all of their time was charged to I&M, 50 personnel employed by Service Corporation in Nuclear Generation are included with I&M terminations. No other terminations were Service Corporation staff.
(e) Twelve months of wages and medical and dental benefits based on the salary used to determine the severance accruals.
(f) 46 terminations and $2,379,398 of annual labor reduction are associated with AEGCo's share of Rockport Generating Station.
(g)  Includes OPCo's share of Cardinal Operating Company employees and billings.